# SEC Schedule 13G/A (Amendment No. 90) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: V F CORP, CIK 0000103379
CUSIP: 918204108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1551 WEWATTA STREET, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000950128-99-000434
Filed by CIK 0000713676

## Reporting persons
- The PNC Financial Services Group, Inc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 33,089; shared voting power 37,616,958; sole dispositive power 29,783; shared dispositive power 37,622,662; aggregate amount beneficially owned 37,654,412 (9.67% of the class)

## Item 1. Issuer
Name of issuer: V F CORP
Address of issuer's principal executive offices: 1551 Wewatta Street, Denver, CO 80202

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 37,654,412
Percent of class: 9.67
Sole power to vote or to direct the vote: 33,089
Shared power to vote or to direct the vote: 37,616,958
Sole power to dispose or to direct the disposition: 29,783
Shared power to dispose or to direct the disposition:
37,622,662

Of the total shares of common stock reported herein, 37,616,958 shares (9.66% of the class) are held in Barbey Family Trust accounts for which PNC Bank, National Association (PNC Bank") serves as co-trustee. PNC Bank, as co-trustee, is deemed to share voting power and dispositive power with respect to those 37,616,958 shares.

Of the total shares of common stock reported herein, 33,993 shares are held in accounts at PNC Bank in a fiduciary capacity for clients outside of the above-referenced trust accounts.

Of the total shares of common stock reported herein, 2,259 shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients outside of the above-referenced trust accounts.

Of the total shares of common stock reported herein, 1,202 shares are held in accounts at PNC Investments LLC in a fiduciary capacity for clients outside of the above-referenced trust accounts.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the
Act, or for any other purposes.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
PNC Bank is co-trustee on certain trust accounts (Barbey Family) holding at year end 37,616,958 shares of the securities reported herein representing 9.66% of the class.
The PNC Financial Services Group, Inc.'s clients, those with accounts at the PNC subsidiaries noted herein, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
PNC Bank, National Association - BK

PNC Delaware Trust Company - BK

PNC Investments LLC - BD

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The PNC Financial Services Group, Inc: /s/ Gregory H. Kozich, Gregory H. Kozich, Senior Vice President & Controller (02/07/2025)